Yselty® for Uterine Fibroids Clinical Results PRIMROSE 1 up to Week 52 PRIMROSE 2 up to Week 76 10 DEC 2020 Exhibit 99.2

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Uterine fibroids are ruining lives … No two women are the same. But millions share a common problem: suffering the daily consequences of uterine fibroids … Yselty®, designed to treat more women Yselty® 200 mg once daily without ABT Yselty® 100 mg once daily without ABT Yselty® 200 mg once daily with concomitant ABT For short-term use (up to 6 months) when rapid reduction in fibroid and uterine volume is desired For long-term use for women with a contraindication to or who prefer to avoid ABT For long-term use for women for whom ABT is appropriate

ABT = Add Back Therapy (1mg estradiol + 0.5 mg norethindrone acetate) Primary efficacy endpoint is proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline 2 full menstrual cycles 24 weeks 28 weeks 24 weeks n = 103/102 n = 94/97 n = 107/101 n = 105/103 n = 102/98 100 mg + ABT 200 mg + ABT 24-Week Post Treatment Follow-up Double-Blind Treatment Double-Blind Treatment Placebo 200 mg + ABT 100 mg 100 mg 100 mg + ABT 200 mg + ABT Primary efficacy endpoint Key secondary endpoints, Safety P1/P2 Screening Phase 3 registration studies PRIMROSE 1 (US) and PRIMROSE 2 (EU/US) Patients in the studies received no Vitamin D or calcium supplementation Placebo (P1 only) 200 mg 200 mg + ABT

PRIMROSE 1 and 2 achieved primary endpoint for both doses Responder* analysis at Week 24 *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Error bars are 95% CI P=0.003 P<0.001 P<0.001 P<0.001 n=103 n=94 n=102 n=102 n=97 n=98 n=205 n=191 n=200 P<0.001 P<0.001

PRIMROSE 1 and 2 achieved sustained reduction in MBL Responder* analysis at Week 52 *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

Significant pain reduction maintained at Weeks 52 and 64 Pain assessed on Numerical Rating Scale: 0-10

LGX 200 mg without ABT significantly reduces uterine volume Substantial reduction compared to placebo and LGX 200 mg with ABT at Week 24

Minimal BMD change with both doses, plateauing after Week 24 Expected age-related BMD decline observed in placebo arm at Week 52 Recovery at 6 months post-treatment (in subjects with a decrease at Week 52): Median % BMD increase: LGX 100 mg about 0.8%, LGX 200 mg + ABT about 1.2%

Bone mineral density – no change in z-scores BMD remains well within age-matched normal ranges during and after treatment for both doses Z-score compares BMD to the average values of a person of the same age and gender. A score < -2 is a sign of less bone mass than expected

Summary of adverse events – week 24 to 52 Confirmed good safety & tolerability * Hypertension in an obese subject Number (%) of women PRIMROSE 1 PRIMROSE 2 Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT Linzagolix 100 mg Linzagolix 200 mg + ABT n=31 n=62 n=70 n=79 n=84 Subject with at least one TEAE 12 (38.7) 25 (40.3) 25 (35.7) 22 (27.8) 21 (25.0) TEAE leading to discontinuation 1 (3.2) 2 (3.2) 1 (1.4) 7 (8.9) 1 (1.2) SAE related to linzagolix 0 0 0 0 0 Occurrence after week 24 of most frequently reported AEs (> 5%) up to week 24 Hot flush 0 1 (1.6) 0 2 (2.5) 3 (3.6) Headache 1 (3.2) 3 (4.8) 0 1 (1.3) 1 (1.2) Anemia 1 (3.2) 0 0 2 (2.5) 1 (1.2)

Adverse events of interest/pregnancy – week 24 to 52 No signal related to adverse events of interest* Number (%) of women PRIMROSE 1 PRIMROSE 2 Placebo Linzagolix 100 mg Linzagolix 200 mg + ABT Linzagolix 100 mg Linzagolix 200 mg + ABT n=31 n=62 n=70 n=79 n=84 Suicidal ideation 0 0 0 0 0 Depression; depressed mood 0 0 0 0 0 Anxiety 0 0 0 0 0 Alopecia 0 0 0 0 1 (1.2) Decreased libido 0 0 0 0 1 (1.2) Pregnancy 0 0 0 1 (1.3) 0 *Adverse events of interest are AEs that are potentially related to suppression of estradiol and have been reported with Oriahnn treatment

PRIMROSE 1 & PRIMROSE 2 results Conclusions Potential best-in-class efficacy Efficacy sustained up to 52 weeks for all dose regimens Potentially best-in-class symptom control for 200 mg with ABT Unique set of treatment options Clinically meaningful & sustained efficacy of the 100 mg without ABT Significant uterine volume reduction for 200 mg without ABT Favorable tolerability profile No safety signal of concern for any of the linzagolix regimens BMD remains within age-matched normal ranges during and after treatment 1 2 3 … Yselty®, designed to treat more women

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